Metallica Resources Inc.
(A Development Stage Company)

Consolidated Financial Statements
as at December 31, 2006 and 2005 and for the
years ended December 31, 2006, 2005 and 2004

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprising independent directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Their report follows.

"Richard J. Hall"
Richard J. Hall
President and Chief Executive Officer

"Bradley J. Blacketor"
Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

March 20, 2007

Auditors’ Report

To the Shareholders of Metallica Resources Inc.

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as of December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Metallica Resources Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Vancouver, British Columbia
March 20, 2007

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
December 31, 2006 and 2005
U.S. dollars

	2006	2005
Assets
Current assets:
Cash and cash equivalents (Note 11)	$44,762,169	$42,669,830
Value-added tax receivable and other current assets	3,124,187	969,947
	47,886,356	43,639,777

Mineral properties, plant and equipment (Notes 3 and 11)	84,826,921	56,033,836
Other assets	239,937	246,271

Total assets	$132,953,214	$99,919,884

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$5,789,680	$1,323,571

Restricted stock units (Note 5(e))	556,842	59,435
Asset retirement obligation (Note 4)	611,192	343,164
	6,957,714	1,726,170
Shareholders’ equity:
Share capital (92,001,263 common shares, 2005: 83,301,676)
(Note 5(b))	133,572,417	108,158,077
Contributed surplus (Note 5(d))	1,484,554	1,484,554
Warrants (Note 5(d))	10,363,580	5,889,285
Stock options (Note 5(c))	2,474,490	1,431,014
Deficit	(21,899,541)	(18,769,216)
	125,995,500	98,193,714

Total liabilities and shareholders’ equity	$132,953,214	$99,919,884

Contingencies (Note 9)

Approved by the Board:

"Craig J. Nelsen"
Craig J. Nelsen

"Ian A. Shaw"
Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2006, 2005 and 2004
U.S. dollars, except share data

	2006	2005	2004

Interest income	$1,216,048	$1,036,850	$925,180
Income from property payments (Notes 3(b and f))	--	8,349,264	300,000

	1,216,048	9,386,114	1,225,180

General and administrative expense	2,464,122	1,689,079	1,469,246
General and administrative expense – stock-based compensation	1,177,346	341,110	83,466
Exploration expense	544,823	232,252	192,627
Restricted stock unit expense	416,639	59,435	--
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Reclamation and property closure costs	--	--	22,368
Interest expense (Note 3(a))	--	--	40,260
Foreign exchange gain	(694,532)	(1,045,359)	(2,169,257)

Income (loss) before income taxes	(3,072,209)	8,107,079	1,505,001

Income tax provision (Note 6)	58,116	148,281	136,539

Net income (loss)	(3,130,325)	7,958,798	1,368,462

Deficit at beginning of year as previously reported	(18,769,216)	(26,728,014)	(27,695,861)
Stock-based compensation expense (Note 5(c))	--	--	(400,615)
Deficit at beginning of year as restated	(18,769,216)	(26,728,014)	(28,096,476)

Deficit at end of year	$(21,899,541)	$(18,769,216)	$(26,728,014)

Basic net income (loss) per share	$(0.04)	$0.10	$0.02
Diluted net income (loss) per share	$(0.04)	$0.10	$0.01

Weighted average number of common shares outstanding	84,110,240	82,952,717	82,405,035

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
U.S. dollars

	2006	2005	2004
Cash flows provided from (used for) operating activities
Net income (loss)	$(3,130,325)	$7,958,798	$1,368,462
Non-cash items:
Depreciation and amortization	36,662	11,542	12,865
Stock-based compensation expense	1,177,346	341,110	83,466
Restricted stock unit expense	416,639	59,435	--
Future income tax	(6,948)	23,890	(11,018)
Common share contribution to retirement plan (Note 7)	22,409	19,449	23,060
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Interest expense	--	--	40,260
Changes in non-cash working capital:
Other current assets	(710,081)	209,401	(349,417)
Accounts payable and accrued liabilities	879,119	85,169	(21,884)
Reclamation and closure cost obligation	--	--	(29,796)
Other assets	13,101	(6,390)	(234,474)

	(922,219)	8,704,922	962,993
Cash flows provided from (used for) investing activities
Payments to acquire mineral properties, plant and equipment	(24,974,672)	(9,193,505)	(15,143,804)
Value added-tax receivable related to mineral properties,
plant and equipment	(1,444,159)	(539,104)	125,051
Acquisition of subsidiary, net of cash acquired	--	--	(5,000,000)
Proceeds from property option payment applied to mineral
properties, plant and equipment	--	1,650,736	--

	(26,418,831)	(8,081,873)	(20,018,753)
Cash flows provided from (used for) financing activities
Common shares and warrants issued for cash, net of issue costs	28,123,284	--	--
Proceeds from exercise of options	1,057,927	429,737	362,619
Proceeds from exercise of warrants	252,178	--	400,229
Repayment of acquisition debt	--	--	(6,000,000)
Repayment of note payable	--	--	(200,100)

	29,433,389	429,737	(5,437,252)

Increase (decrease) in cash and cash equivalents	2,092,339	1,052,786	(24,493,012)
Cash and cash equivalents, beginning of year	42,669,830	41,617,044	66,110,056

Cash and cash equivalents, end of year	$44,762,169	$42,669,830	$41,617,044

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

1. Nature of Operations

Metallica Resources Inc. (the "Company") is engaged in the exploration, acquisition and development of precious and base metal mineral properties located throughout the Americas.

The Company’s Cerro San Pedro gold and silver heap-leach project in Mexico is in the final stages of construction. Commissioning of the process plant began in January 2007. The initial pour of gold and silver doré during commissioning of the process plant is expected to occur in April 2007.

The Company is also advancing a copper-gold exploration project in Chile (Note 3(b)) and is pursuing various other exploration projects in the Americas.

2. Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

·	Datawave Sciences Inc.	·	Metallica Management Inc.
·	De Re Holdings Inc.	·	Minera Metallica Limitada
·	Desarrollos Metallica C.A.	·	Minera San Xavier, S.A. de C.V.
·	MMM Exploraciones, S.A. de C.V.	·	Raleigh Mining International Limited
·	Metallica (Barbados) Inc.	·	Servicios del Plata y Oro, S.A. de C.V.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the estimated reclamation obligation for its Cerro San Pedro project in Mexico, estimated stock-based compensation amounts and its assessment of mineral property carrying values for impairment. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, non-monetary balances at historic exchange rates and other revenue and expense items, other than depreciation, at average exchange rates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties, Plant and Equipment

The costs of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the carrying value is impaired. Expenditures related to generative exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted future cash flows expected from its use and disposal. The determination of future cash flows is dependent upon management’s estimates of mineral prices, mineral reserves and resources, and operating, capital and reclamation costs. Future cash flow estimates are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which adversely affect management’s estimate of the future cash flows to be generated from its mineral properties. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying values can be recovered by considering alternative methods of determining fair value. If management’s estimate of recoverable amount is less than a long-lived asset’s carrying value, the carrying value is written down to the estimated fair value.

The costs deferred at any point in time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Plant and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development or normal operation of a long-lived asset.

The Company recognizes the fair value of AROs in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the discounted estimated future cash settlement of an ARO. The ARO is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The capitalized asset retirement cost will be depreciated over the life of the related asset upon commencement of commercial production. The liability is accreted up to the date that the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Accretion of the liability prior to commencement of commercial production is capitalized, whereas accretion of the liability after commencement of commercial production is expensed.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Financial Instruments

At December 31, 2006, the carrying values of cash and cash equivalents, value-added tax receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments. Foreign exchange risk arises from foreign currency fluctuations primarily when cash is held in other than U.S. dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax basis of an asset or liability and the carrying amount on the balance sheet. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation and Warrants

The Company recognizes stock-based compensation expense for all forms of employee stock-based compensation, including stock options. Stock-based compensation expense for stock options is determined based on the estimated fair values of the options on the date of grant using the Black-Scholes option pricing model. The fair value is recognized as stock-based compensation expense, or capitalized in the case of employees or consultants working directly on mine development projects, over the vesting period of the respective options. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to unvested stock options that are forfeited is credited to earnings.

Restricted stock units are marked to market with changes in the related liability, based on the underlying stock price at period end, recorded in the statement of operations based on service provided to that date.

Warrants are recorded at the estimated fair value on the date of grant using the Black-Scholes option pricing model.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of in-the-money options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.

Recent Canadian Accounting Pronouncements

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement" ("CICA 3855"). CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company does not expect its financial position or results to be impacted by this standard.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, "Hedges" ("CICA 3865"). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, "Comprehensive Income" ("CICA 1530") and CICA Handbook Section 3251, "Equity" ("CICA 3251"). CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530. The Company is evaluating the impact of this standard on its consolidated financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Emerging Issues Abstract 160, "Stripping Cost Incurred in the Production Phase of a Mining Operation." ("EIC-160"). EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized over a unit of production basis over the proven and probable reserves to which they directly relate.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

3. Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the years ended December 31, 2006 and 2005 are summarized as follows:

				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,874,324	$20,059,890	$9,209,819	$734,651	$53,878,684	$245,691	$53,632,993
El Morro, Chile	-	20,375	-	-	20,375	-	20,375
Rio Figueroa, Chile	335,042	1,520,690	-	-	1,855,732	-	1,855,732
Other Projects, Chile	25,639	2,709	-	-	28,348	-	28,348
Alaska Peninsula, USA	310,208	171,555	-	-	481,763	-	481,763
Office Furniture and
Equipment	-	-	-	101,939	101,939	87,314	14,625
Balance at December 31, 2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

2006 Additions

Cerro San Pedro, Mexico	50,000	780,230	26,003,475	392,582	27,226,287	137,323	27,088,964
El Morro, Chile	-	93,171	-	-	93,171	-	93,171
Rio Figueroa, Chile	227,432	593,817	-	-	821,249	-	821,249
Other Projects, Chile	15,064	10,276	-	-	25,340	-	25,340
Southwest Alaska, USA	50,619	957,612	-	-	1,008,231	-	1,008,231
Office Furniture and
Equipment	-	-	-	172,465	172,465	36,476	135,989

2006 Additions	343,115	2,435,106	26,003,475	565,047	29,346,743	173,799	29,172,944

2006 Impairment
write-down

Southwest Alaska, USA	(136,010)	(243,849)	-	-	(379,859)		(379,859)

Balance at
December 31, 2006

Cerro San Pedro, Mexico	23,924,324	20,840,120	35,213,294	1,127,233	81,104,971	383,014	80,721,957
El Morro, Chile	-	113,546	-	-	113,546	-	113,546
Rio Figueroa, Chile	562,474	2,114,507	-	-	2,676,981	-	2,676,981
Other Projects, Chile	40,703	12,985	-	-	53,688	-	53,688
Southwest Alaska, USA	224,817	885,318	-	-	1,110,135	-	1,110,135
Office Furniture and
Equipment	-	-	-	274,404	274,404	123,790	150,614
Balance at December 31, 2006	$ 24,752,318	$ 23,966,476	$ 35,213,294	$1,401,637	$ 85,333,725	$ 506,804	$ 84,826,921

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2004	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,869,587	$13,603,841	$7,741,797	$576,359	$45,791,584	$177,886	$45,613,698
El Morro, Chile	690,000	949,589	-	-	1,639,589	-	1,639,589
Rio Figueroa, Chile	115,856	375,182	-	-	491,038	-	491,038
Other Projects, Chile	8,043	1,483	-	-	9,526	-	9,526
Southwest Alaska, USA	-	-	-	-	-	-	-
Office Furniture and
Equipment	-	-	-	93,963	93,963	75,972	17,991
Balance at December 31, 2004	24,683,486	14,930,095	7,741,797	670,322	48,025,700	253,858	47,771,842

2005 Additions
Cerro San Pedro, Mexico	4,737	6,456,049	1,468,022	158,292	8,087,100	67,805	8,019,295
El Morro, Chile	-	31,522	-	-	31,522	-	31,522
Rio Figueroa, Chile	219,186	1,145,508	-	-	1,364,694	-	1,364,694
Other Projects, Chile	20,114	1,226	-	-	21,340	-	21,340
Southwest Alaska, USA	310,208	171,555	-	-	481,763	-	481,763
Office Furniture and
Equipment	-	-	-	7,976	7,976	11,342	(3,366)

2005 Additions	554,245	7,805,860	1,468,022	166,268	9,994,395	79,147	9,915,248

2005 Proceeds from
property payments

El Morro, Chile	(690,000)	(960,736)	-	-	(1,650,736)	-	(1,650,736)

2005 Impairment
write-down

Other Projects, Chile	(2,518)	-	-	-	(2,518)	-	(2,518)

Balance at
December 31, 2005

Cerro San Pedro, Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	-	20,375	-	-	20,375	-	20,375
Rio Figueroa, Chile	335,042	1,520,690	-	-	1,855,732	-	1,855,732
Other Projects, Chile	25,639	2,709	-	-	28,348	-	28,348
Southwest Alaska, USA	310,208	171,555	-	-	481,763	-	481,763
Office Furniture and
Equipment	-	-	-	101,939	101,939	87,314	14,625
Balance at December 31, 2005	$24,545,213	$21,775,219	$9,209,819	$836,590	$56,366,841	$333,005	$56,033,836

a)     Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the "Project") is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores. Construction of the mine recommenced in January 2006 and is expected to be substantially completed by the end of March 2007.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s ("Glamis") 50% equity interest in MSX for $18 million. The final acquisition debt payment of $6 million was made to Glamis in February 2004. Interest accretion on the acquisition debt for the year ended December 31, 2004 was $40,260.

In March 2004, the Company made payments to Glamis totaling $5 million that were originally due after commencement of commercial production. These amounts initially represented contingent consideration and were not recognized as acquisition costs until March 2004.

In December 2003, the Company awarded a contract to Washington Group International ("WGI") to provide the Company with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has a remaining estimated gross value, exclusive of fuel costs, of approximately $159 million. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees from $1.4 million to $11.6 million depending on the year of termination.

In the event that the contract is terminated as a result of force majeure, the Company is obligated to pay WGI equipment demobilization and termination fees totaling approximately $2 million. In the event that WGI is notified of a material breach or default, and that material breach or default is not remedied by WGI within 15 days, the Company may terminate the contract without incurring any early termination fees; however, the Company may be liable to WGI for equipment demobilization costs totaling approximately $1 million.

The Company has entered into various standby agreements with WGI since June 2004 in order to retain WGI’s construction equipment at the Project site while the Company resolved delays and court ordered suspensions relating to its mine explosives permit. The Company also entered into a limited notice to proceed with WGI from November 2005 through February 2006, which allowed for WGI to perform certain construction activities at hourly rates during the standby period. Through December 31, 2006 the Company has deferred costs totaling $3.6 million under the various standby agreements, and $1.4 million under the limited notice to proceed.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by the Company. In addition, the Company has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% net smelter returns ("NSR") royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1 million. The Company has made minimum royalty payments totaling $200,000 under the agreement, all of which have been capitalized as mineral properties, plant and equipment.

b)     Chile – El Morro Project

The Company’s activities in Chile are concentrated on precious and base metal exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Xstrata Plc (formerly, Falconbridge Limited) that provided for Xstrata to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received a $10 million payment from Xstrata, which resulted in Xstrata earning a 70% interest in the El Morro project and the Company recording $8.3 million of income from property payments:

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Xstrata earn-in payment on El Morro project	$10,000,000
Carrying value of El Morro project at August 31, 2005	1,650,736
Income from property payment	$ 8,349,264

The taxable gain attributable to the $10 million payment was offset by tax loss carryforwards not previously recognized.

The Company and Xstrata are required to make payments to the former owners of certain mining concessions totaling $400,000, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area are subject to a 2% NSR royalty.

c)     Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $0.5 million has been paid to date. The Company was also required to spend a minimum of $1.5 million on qualifying exploration expenditures over a three-year period beginning September 2004. The Company has met its exploration expenditure commitment on the project.

Certain mining concessions contained in the Rio Figueroa project property package, which are held under a purchase option agreement with Potrillos, are subject to a 1.5% NSR production royalty. Certain other mining concessions, which are held under an amendment to the option agreement with Potrillos, are subject to a 2% NSR production royalty.

d)     Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $53,688 at December 31, 2006.

e)     USA - Southwest Alaska

In September 2005, the Company entered into an option agreement that allows for it to earn a 65% interest in several precious and base metal properties located along the Alaskan Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the property groups, had decided not to allow mineral exploration activities on its land. At December 31, 2006, management elected not to pursue further exploration activities on these and other properties within this property group and wrote off all capitalized costs attributable to this property group totaling $379,859.

The Company intends to continue its exploration activities on the remaining Southwest Alaska properties. The Company’s aggregate exploration expenditure commitment for the Southwest Alaska project is $2.25 million, plus $175,000 for option payments for a total commitment of $2.4 million over a five-year period beginning September 2005. As of December 31, 2006, the Company has incurred exploration expenditures totaling approximately $1 million and made option payments totaling $75,000.

f)     Brazil – Mara Rosa Project

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $0.5 million. The Company recorded income from property payments totaling $0.3 million in 2004.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

4. Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro project requires that it reclaim certain land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

	December 31,
	2006	2005

Balance at beginning of year	$343,164	$203,818
Accretion	32,191	19,120
Additional reclamation provision	235,837	120,226

Balance at end of year	$611,192	$343,164

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows, which total $1 million as of December 31, 2006. Commencement of reclamation activities is expected to begin in 2016. The present value of the estimated future cash outflow layers has been discounted using credit-adjusted risk-free rates of 7.75% to 9%, and assume inflation rates of 2.5% to 3.0%. The asset retirement obligation at December 31, 2006 of $611,192, which includes accretion totaling $62,774, has been capitalized as mineral properties, plant and equipment.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

5. Share Capital

a)     Authorized

Unlimited number of common and preferred shares without par value.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

b)     Common Shares Issued and Outstanding

Year Ended December 31,	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	83,301,676	$108,158,077	82,687,043	$107,661,917	81,763,885	$106,786,049
Shares issued in private
placement (Note 5(d))	7,670,500	23,620,747	-	-	-	-
Exercise of warrants for cash
(Note 5(d))	92,500	252,178	-	-	354,500	400,229
Fair value of warrants
exercised (Note 5(d))	-	28,243	-	-	-	95,739
Exercise of stock options for cash
(Note 5(c))	926,833	1,057,927	598,833	429,737	555,000	362,619
Fair value of stock options
exercised (Note 5(c))	-	427,980	-	46,051	-	-
Shares issued for retirement
plan (Note 7)	9,754	27,265	15,800	20,372	13,658	17,281

Outstanding, end of year	92,001,263	$133,572,417	83,301,676	$108,158,077	82,687,043	$107,661,917

c)     Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price as quoted on the Toronto Stock Exchange on the day preceding the date of grant. Each stock option allows for the purchase of one share and expires not later than five years from the date of grant. Stock options generally vest over a period of up to two years from the date of grant. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006. As of December 31, 2006, a total of 605,833 common shares had been issued subsequent to April 19, 2006.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. The Company elected to adopt this new requirement retroactively without restatement of prior years. This resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005	2004

Risk-free interest rate (Canada)	3.8% to 4.3%	3.2% to 3.7%	3.3% to 3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	60% to 71%	65% to 66%	70% to 71%
Expected life of option	3.5 to 3.9 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2006	2005	2004	2006	2005	2004

Outstanding, beginning of year	2,555,000	2,535,500	2,800,250	$1.49	$1.36	$1.12
Granted	1,470,000	880,000	400,000	3.32	1.62	2.39
Exercised	(926,833)	(598,833)	(555,000)	1.30	0.86	0.86
Forfeited	(31,667)	(186,667)	(109,750)	2.97	1.79	1.48
Expired	--	(75,000)	--	--	2.87	--

Outstanding, end of year	3,066,500	2,555,000	2,535,500	$2.41	$1.49	$1.36

Exercisable, end of year	1,867,582	1,858,333	1,914,666	$2.00	$1.39	$1.22

The aggregate fair value of options granted in 2006, 2005 and 2004 was $2,213,781, $625,881 and $435,624, respectively. These options vest over a period of two years. The fair value attributable to stock options exercised during the years ended December 31, 2006 and 2005 totaling $427,980 and $46,051, respectively, has been allocated to share capital.

The following table summarizes selected information relating to stock options outstanding at December 31, 2006:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$1.20 to $1.64	1,361,500	2.3 years	$1.45
$2.07 to $2.44	305,000	2.2 years	$2.40
$3.04 to $3.67	1,165,000	4.4 years	$3.17
$4.04 to $4.47	235,000	4.9 years	$4.21

$1.20 to $4.47	3,066,500	3.3 years	$2.41

The following table summarizes the changes in fair value assigned to stock options for the three years ended December 31, 2006:

	Year Ended December 31,
	2006	2005	2004

Balance at beginning of year	$1,431,014	$1,043,156	$6,675
Adoption of CICA 3870	--	--	400,615
Compensation cost recognized	1,472,569	573,153	660,898
Exercised	(427,980)	(46,051)	--
Forfeited	(1,113)	(139,244)	(25,032)

Balance at end of year	$2,474,490	$1,431,014	$1,043,156

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

d)     Warrants

	Year Ended December 31,
	2006		2005		2004
	Warrants	Amount	Warrants	Amount	Warrants	Amount

Outstanding, beginning of year	19,350,000	$5,889,285	24,399,000	$7,373,839	24,753,500	$7,469,578
Warrants issued in private
placement	3,835,250	4,502,537	--	--	--	--
Exercise of warrants	(92,500)	(28,242)	--	--	(354,500)	(95,739)
Expiration of warrants	--	--	(5,049,000)	(1,484,554)	--	--

Outstanding, end of year	23,092,750	$10,363,580	19,350,000	$5,889,285	24,399,000	$7,373,839

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of December 31, 2006, a total of 3,835,250 of these warrants were outstanding.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. Warrants to purchase 92,500 shares were exercised in 2006. As of December 31, 2006, a total of 19,257,500 of these warrants were outstanding.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years through March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The remaining 5,049,000 warrants expired unexercised on March 11, 2005. The fair value of $1,484,554 attributable to the expired warrants was transferred to contributed surplus. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant was exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 353,500 were exercised in 2004.

e)     Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Board of Directors (the "Directors") to grant RSUs to employees subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed three years from the award date, but may be accelerated at the discretion of the Directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of December 31, 2006, the Company had awarded 120,000 RSUs with a vesting date of March 1, 2008 and 250,000 RSUs with a vesting date of March 9, 2009. The carrying value of RSUs at December 31, 2006 and 2005 was $556,842 and $59,435, respectively.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

6. Income Taxes

Income tax expense included in the consolidated statement of operations consists of the following:

	Year Ended December 31,
	2006	2005	2004

Current	$65,064	$124,391	$147,547
Future	(6,948)	23,890	(11,008)

Income tax expense	$58,116	$148,281	$136,539

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% for 2006, 2005 and 2004 is reconciled as follows:

	Year Ended December 31,
	2006	2005	2004
Income tax provision (benefit) computed using the
applicable tax rate	$(1,109,610)	$2,928,277	$543,606
Increase (decrease) in valuation allowance	(570,000)	(5,023,000)	(603,433)
Losses incurred in foreign operations without tax benefit	2,125,529	568,756	--
Share issuance costs	(625,152)	--	--
Foreign earnings taxes at other than statutory rate	(424,788)	(138,711)	14,229
Foreign withholding taxes	--	--	85,585
Non-deductible expenses	406,918	1,153,729	96,552
Other, net	255,219	659,230	-

Income tax provision	$58,116	$148,281	$136,539

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets:
Canada:
Tax loss carryforwards	$1,241,000	$268,000
Deferred share issuance costs	866,000	829,000
Mexico:
Tax loss carryforwards	13,334,000	12,459,000
Other	183,000	100,000
Other countries:
Tax loss carryforwards	264,000	36,000
Stock-based compensation expense	705,000	326,000
Other	137,000	14,000
Total future income tax assets	16,730,000	14,032,000
Less valuation allowance	(3,531,000)	(4,101,000)

Future income tax assets, net of valuation allowance	13,199,000	9,931,000

Future income tax liabilities:
Mexico:
Mineral properties, plant and equipment	13,198,000	9,900,000
Other	1,000	31,000
Total future income tax liabilities	13,199,000	9,931,000

Net future income tax assets	$--	$--

At December 31, 2006, the Company and its subsidiaries have available tax loss carryforwards in various tax jurisdictions as follows:

Tax Loss
Tax Jurisdiction	Expiry Dates	Carryforward
Mexico	2007	$4.1 million
	2008	9.1 million
	2009	6.9 million
	2010	2.8 million
	2011	1.2 million
	2012	0.6 million
	2013	2.1 million
	2014	6.3 million
	2015	4.9 million
	2016	9.6 million
Total		$47.6 million

Chile	None	$2.1 million
Canada	2014 and 2026	$3.4 million
United States	2018 through 2021	$1.9 million

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2006.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

7. Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $27,672, $22,053 and $25,627 for the years ended December 31, 2006, 2005 and 2004, respectively.

8. Related Party Transactions

In June 2005, and as amended on February 1, 2006, the Company entered into consulting agreements with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006 and $9,000 in 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $2,500 in 2004 and $22,000 in 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company incurred corporate advisory fees pursuant to this agreement totaling $12,000 in 2004 and $21,000 in 2005.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company in June 2005, to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Consulting fees incurred while the individual was a director of the Company totaled $75,000 in 2006 and $72,500 in 2005.

9. Contingencies

a)    The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)    The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

c)    As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company’s Cerro San Pedro project was required to revise that Environmental

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company’s operations may be negatively impacted.

10. Commitments

a)     Contractual commitments totaling approximately $159 million that relate to a ten-year mining contract with Washington Group International are discussed in Note 3(a).

b)    The Company leases certain land rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2006, lease commitments for the next five years and thereafter are as follows:

2007	$105,986
2008	$117,829
2009	$119,141
2010	$122,737
2011	$123,302
Thereafter	$24,457

c)    In November 2006, the Company entered into an agreement with a Mexican governmental agency to provide approximately $0.35 million in cash or services for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. The Company expects to fulfill this commitment over the mine life.

d)    The Company’s Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro. The Company has deposited $0.24 million in a bank trust account controlled by the Company to cover the estimated cost of stabilizing the church. The $0.24 million deposit is included with other assets on the balance sheet.

e)    The Company has entered into agreements with certain residents of the village of Cerro de San Pedro to provide monthly cash payments totaling $0.39 million over the estimated mine life of 10 years for the inconvenience to them associated with mining operations. This commitment is contingent upon operation of the mine.

f)    The Company has entered into agreements with various contractors for construction services with respect to its Cerro San Pedro project. As of December 31, 2006, open commitments under these contracts total $0.83 million.

g)    In December 2006, the Company entered into an agreement with an individual to lobby on behalf of the Company in regards to ongoing litigation with respect to the Cerro San Pedro project. The agreement provides that in the event of a favorable outcome from the litigation by December 31, 2007, the Company will pay the lobbyist $0.2 million.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

11. Supplementary Cash Flow Information

Cash and cash equivalents include the following as at December 31:

	2006	2005	2004

Cash on hand and bank balances	$961,293	$489,913	$639,841
Short-term investments	43,800,876	42,179,917	40,977,203

	$44,762,169	$42,669,830	$41,617,044

The Company paid income taxes during the three years ended December 31, as follows: z
	2006	2005	2004

Income taxes	$46,620	$139,970	$171,591

The Company incurred non-cash investing and financing activities during the three years ended December 31, as follows:

	2006	2005	2004
Non-cash investing activities:
Increase in accounts payable and accrued liabilities
related to mineral properties, plant and equipment	$3,591,846	$500,940	$156,718

12. Segment Information

The Company’s operations are limited to a single industry segment comprising the exploration and development of precious and base metal mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

December 31, 2006
United
	Mexico	Chile	States	Canada	Total
Mineral properties, plant
and equipment	$ 80,721,957	$ 2,844,215	$ 1,142,642	$ 118,107	$ 84,826,921

	$ 80,721,957	$ 2,844,215	$ 1,142,642	$ 118,107	$ 84,826,921

December 31, 2005
United
	Mexico	Chile	States	Canada	Total
Mineral properties, plant
and equipment	$ 53,632,993	$ 1,904,455	$ 496,388	$ --	$ 56,033,836

	$ 53,632,993	$ 1,904,455	$ 496,388	$ --	$ 56,033,836

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

13. Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

  As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, all subsequent exploration and development costs on the property are capitalized. The Company’s mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7. The only property for which the Company has proven and probable reserves is its Cerro San Pedro project. Mineral properties, plant and equipment under United States GAAP at December 31, 2006 and 2005 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property. Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study. The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard ("FAS") No. 144, "Accounting for the Impairment of Long-Lived Assets". Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs is expected to be more than offset by the anticipated additional revenues arising from gold and silver price appreciation. At December 31, 2006, the Company has concluded that the carrying value of this property is not impaired.

  On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

  In a recent continuous disclosure review, the SEC determined that for United States GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. This interpretation does not apply under Canadian GAAP. A recent meeting of the FASB considered the SEC’s view and the FASB has recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit	Year Ended December 31,
	2006	2005	2004

Net income (loss) under Canadian GAAP	$(3,130,325)	$7,958,798	$1,368,462
Exploration expenditures expensed	(1,951,516)	(1,899,978)	(570,327)
Write-down of mineral properties, plant and
equipment	379,859	2,518	81,469
Accretion of asset retirement obligation	(32,191)	(19,120)	(11,463)
Income from property payments	--	1,050,736	--
Stock-based compensation expense	--	341,110	74,834
Net income (loss) under U.S. GAAP	$(4,734,173)	$7,434,064	$942,975

Basic net income (loss) per share under U.S. GAAP	$(0.06)	$0.09	$0.01
Diluted net income (loss) per share under U.S. GAAP	$(0.06)	$0.09	$0.01

Balance Sheets	December 31,
		2006			2005
	Canadian		U.S.	Canadian		U.S.
	GAAP		GAAP	GAAP		GAAP
Mineral properties, plant and
equipment	$84,826,921		$72,665,628	$56,033,836		$45,476,389

Shareholders’ equity	$125,995,500		$113,834,207	$98,193,714		$87,636,267

Statements of Cash Flows	Year Ended December 31,
	2006	2005	2004
Cash flows provided from (used for) operating
activities, Canadian GAAP	$(922,219)	$8,704,922	$962,993
Mineral properties, plant and equipment	(1,951,516)	(849,242)	(570,327)

Cash flows provided from (used for) operating	$(2,873,735)	$7,855,680	$392,666
activities, U.S. GAAP

Cash flows used for investing activities, Canadian
GAAP	$(26,418,831)	$(8,081,873)	$(20,018,753)
Mineral properties, plant and equipment	1,951,156	849,242	570,327

Cash flows used for investing activities, U.S. GAAP	$(24,467,315)	$(7,232,631)	$(19,448,426)

Recent U.S. Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN no. 48, "Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement no. 109" ("FIN 48"). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on January 1, 2007. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.